Legacy Reserves LP

303 W. Wall Street, Suite 1800

Midland, Texas 79701

September 29, 2015

VIA EDGAR

Ethan Horowitz

Branch Chief

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:                             Legacy Reserves LP
Form 10-K for Fiscal Year Ended
December 31, 2014
Filed February 27, 2015
Response Dated July 8, 2015
File No. 1-33249

Dear Mr. Horowitz:

Set forth below are the responses of Legacy Reserves LP, a Delaware limited partnership (“Legacy,” “we,” “us,” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 31, 2015, with respect to Legacy’s Form 10-K for the Fiscal Year ended December 31, 2014 filed with the Commission on February 27, 2015, File No. 001-33249 (our “Form 10-K”).

For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Form 10-K for Fiscal Year Ended December 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45

Outlook, page 45

1.                                      We note your response to prior comment 1 and reissue the comment.  Your response indicates that the sensitivity analysis on reserves quantities is optional under Item 1202(b) of Regulation S-K.  Your response also refers to a sensitivity analysis of the effects of a $1.00 per barrel change in oil prices and a $0.10 per Mcf change in natural gas prices on the standardized measure of your combined proved reserves.  However, our comment requested that you provide disclosure quantifying the impact of sustained low commodity prices to your proved reserve quantities based on potential scenarios deemed reasonably likely to occur by management.

Based on the disclosure in your filing, it appears that the current economic environment reflects a known material trend and uncertainty that is reasonably likely to impact your reserve quantities.  Items 303(a)(1), (2)(ii) and (3)(ii) of Regulation S-K, as well as Instruction 3 to that guidance, require you to address the reasonably likely effects of trends and uncertainties on liquidity, capital resources, and results of operations.  SEC Release 33-8350 clarifies that quantified disclosure regarding the material effects of known material trends and uncertainties should be provided, and may be required, if quantitative information is reasonably available.  Please revise your disclosure accordingly.

Response:  We acknowledge the Staff’s comment.  The statement contained in our Form 10-K that “sustained periods of current low prices for oil and natural gas could materially adversely affect...the quantities of oil and natural gas reserves that we can economically produce…” aimed to provide conservative risk disclosure to investors and was not based on any specific scenario that was deemed reasonably likely to occur by management.  As noted in our prior response to Comment 1 of the Staff’s comment letter dated June 23, 2015, management does not believe it can predict future commodity prices with reasonable likelihood.  However, using the 5-year average of the New York Mercantile Exchange (NYMEX) forward strip as of December 31, 2014 and management’s estimates of reduced production and capital costs, we do not believe there is any material change in our disclosed proved reserve quantities as of December 31, 2014 under Item 1202 of Regulation S-K.  In support of this conclusion, we have supplementally provided such comparison.

In the future, we will continue to monitor the above-referenced disclosure and assess whether management’s current estimation of proved reserves as of the end of our fiscal year using the 5-year average NYMEX and other changes that management would reasonably expect (such as management’s estimated changes in production and capital costs) is materially different than the proved reserve quantities disclosed in our Form 10-K pursuant to Item 1202 of Regulation S-K.  In the event that such proved reserve estimation is materially different than our disclosed proved reserve quantities, we will provide the reserve quantities under each calculation in the Partnership’s future filings on Form 10-K.

2.                                      Your response to prior comment 1 states that continued uncertainty associated with current commodity prices is reasonably likely.  Please provide expanded disclosure regarding impairment charges you may incur in the future related to depressed commodity prices.  Specifically, describe the assumptions used in testing your oil and natural gas properties for impairment, discuss the degree of uncertainty associated with these key assumptions, and explain how they can be reasonably expected to be affected by changes in circumstances.

Response: As noted on page 45 of our Form 10-K for the year ended December 31, 2014, under the section titled “Trends Affecting our Business and Operations”, we note that we incurred $440.1 million of impairment during the fourth quarter of 2014, but did not expect future impairment charges, if any, to be at the level recorded during the fourth quarter of 2014. To date, while impairment charges were incurred during the first quarter of 2015 due to continued declines in natural gas prices, such impairment was not at the level of charges recorded during the fourth quarter of 2014. Additionally, based on the commodity strip pricing in evidence at the date of financial statement preparation, we believe our disclosure was accurate and complete.

As noted on page 64 under the section titled “Critical Accounting Policies and Estimates” and page F-21 under the section titled “Fair Value on a Non-Recurring Basis” we estimate the future net cash flow and fair value utilizing NYMEX forward curve pricing, adjusted for estimated location and quality differentials. As management cannot reasonably predict future commodity prices, we use the forward curve as a proxy for management’s estimate of future price scenarios. We have also listed various other significant inputs used in estimating the fair value. In future filings, we will add language that denotes the uncertainty associated with these assumptions and their susceptibility to changes in circumstances.

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Legacy acknowledges the following:

•                                          Legacy is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          Legacy may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you have with respect to the foregoing to the undersigned at 432-689-5200 or George J. Vlahakos at 713-220-4351.

Sincerely,

/s/ James Daniel Westcott
James Daniel Westcott
Chief Financial Officer

cc: George J. Vlahakos
Andrews Kurth LLP